UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Korro Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

500946108

(CUSIP Number)

Atlas Venture

Attention: Ommer Chohan, Chief Financial Officer

300 Technology Square, 8th Floor

Cambridge, MA 02139 USA

(857) 201-2700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 500946108	Page 2 of 11

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE FUND XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 942,075 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 942,075 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 942,075 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8 (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1.	As described in Item 5 below, Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”), Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”) and Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”) beneficially own the 942,075 shares of the Issuer’s Common Stock that are directly held by Atlas XI. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has voting and dispositive power over the shares held by Atlas XI. As such, each of the Fund XI Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XI.

2.	This percentage is calculated based upon 8,001,283 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP 500946108	Page 3 of 11

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE ASSOCIATES XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 942,075 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 942,075 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 942,075 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1.	As described in Item 5 below, Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”), Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”) and Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”) beneficially own the 942,075 shares of the Issuer’s Common Stock that are directly held by Atlas XI. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has voting and dispositive power over the shares held by Atlas XI. As such, each of the Fund XI Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XI.

2.	This percentage is calculated based upon 8,001,283 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP 500946108	Page 4 of 11

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates XI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 942,075 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 942,075 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 942,075 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1.	As described in Item 5 below, Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”), Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”) and Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”) beneficially own the 942,075 shares of the Issuer’s Common Stock that are directly held by Atlas XI. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has voting and dispositive power over the shares held by Atlas XI. As such, each of the Fund XI Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XI.

2.	This percentage is calculated based upon 8,001,283 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP 500946108	Page 5 of 11

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE OPPORTUNITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 177,217 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 177,217 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 177,217 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 177,217 shares of the Issuer’s Common Stock. All of these shares are held by AVOF II. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVOF II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVOF II.

2.	This percentage is calculated based upon 8,001,283 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP 500946108	Page 6 of 11

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity Ii, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 177,217 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 177,217 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 177,217 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 177,217 shares of the Issuer’s Common Stock. All of these shares are held by AVOF II. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVOF II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVOF II.

2.	This percentage is calculated based upon 8,001,283 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP 500946108	Page 7 of 11

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity Ii, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 177,217 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 177,217 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 177,217 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 177,217 shares of the Issuer’s Common Stock. All of these shares are held by AVOF II. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVOF II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVOF II.

2.	This percentage is calculated based upon 8,001,283 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP 500946108	Page 8 of 11

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the “Common Stock”) of Korro Bio, Inc. (f/k/a Frequency Therapeutics, Inc.), a Delaware corporation (the “Issuer” or “Korro”). The principal executive offices of the Issuer are located at One Kendall Square, Building 600-700, Cambridge, MA 02139.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by (i) Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”), (ii) Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”), (iii) Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”), (iv) Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), (v) Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and (vi) Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons” and together with the Fund XI Reporting Persons, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is c/o 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Atlas XI, AVA XI LP, AVOF II and AVAO II LP is a Delaware limited partnership. Each of AVA XI LLC and AVAO II LLC is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Between January 10, 2019 and March 23, 2023, Atlas XI purchased (i) 3,000,000 shares of common stock, (ii) 4,000,000 shares of Series Seed 1 Preferred Stock, (iii) 2,000,000 shares of Series Seed 2 Preferred Stock, (iv) 1,538,462 shares of Series Seed 3 Preferred Stock, (v) 5,357,142 shares of Series A Preferred Stock and (vi) 3,064,273 shares of Series B Preferred Stock of Legacy Korro (as defined below) for an aggregate purchase price of $28,252,999. The source of funds for Atlas XI’s purchases of shares of Legacy Korro common and preferred stock was the contribution from Atlas XI’s general and limited partners.

On July 14, 2023, in connection with the Merger Agreement (as defined below), AVOF II and other unrelated investors entered into a securities purchase agreement with Legacy Korro (the "Subscription Agreement"), pursuant to which AVOF II purchased 3,566,595 shares of common stock of Legacy Korro at a purchase price of approximately $2.78 per share (the “Pre-Closing Financing”). The Pre-Closing Financing closed immediately prior to the effective time of the Merger. The source of funds for AVOF II’s purchases of shares of Legacy Korro common stock was the contribution from AVOF II’s general and limited partners.

On November 3, 2023, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated as of July 14, 2023 (the “Merger Agreement”), by and among the Issuer, Korro Bio, Inc., a Delaware corporation (“Legacy Korro”) and Frequency Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, among other matters, Merger Sub merged with and into Legacy Korro, with Legacy Korro continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”). In connection with the closing of the Merger, the Issuer changed its name to Korro Bio, Inc.

CUSIP 500946108	Page 9 of 11

Immediately prior to the effective time of the Merger, each share of Legacy Korro’s preferred stock was converted into one share of Legacy Korro’s common stock. At the effective time of the Merger, each of these shares was converted into the right to receive 0.049688 of a share of the Issuer's common stock, after giving effect to a reverse stock split of the Issuer's common stock of 1-for-50.

Following the closing of the Merger, Atlas XI and AVOF II owned 942,075 and 177,217 shares of Common Stock, respectively.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell, distribute or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law (including pursuant to a sale or distribution plan adopted pursuant to Rule 10b5-1 under the Act). The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Jean Francois Formela, a member of each of AVA XI LLC and AVAO II LLC, is a member of the board of directors of the Issuer. As a director of the Issuer, Mr. Formela may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)(b)	As of the date hereof, Atlas XI is the record owner of 942,075 shares of Common Stock. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of Atlas XI, AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by Atlas XI. As such, each of Atlas XI, AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by Atlas XI.

As of the date hereof, AVOF II is the record owner of 177,217 shares of Common Stock. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over the shares held by AVOF II. As such, each of AVOF II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVOF II.

CUSIP 500946108	Page 10 of 11

Each of the Fund XI Reporting Persons and the Opportunity Fund II Reporting Persons may be deemed to beneficially own 11.8% and 2.2%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 8,001,283 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 6, 2023.

Collectively, the Reporting Persons beneficially own an aggregate of 1,119,292 shares of Common Stock, which represents an estimated 14.0% of the Issuer’s outstanding Common Stock. The Fund XI Reporting Persons and the Opportunity Fund II Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

Pursuant to the subscription agreement, on July 14, 2023, Legacy Korro and the purchasers, including AVOF II, in the Pre-Closing Financing entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a shelf registration statement covering the resale of covered shares of Common Stock within three business days of the closing of the Merger pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). The Issuer filed this registration statement with the Securities and Exchange Commission on November 6, 2023. The Issuer also agreed to use its reasonable best efforts to keep such registration statement continuously effective under the Securities Act until the earlier of (a) the date that all registrable securities covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144 of the Securities Act, or Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for it to be in compliance with the current public information requirement under Rule 144, and (b) five years after the date of the registration rights agreement. The Registration Rights Agreement also provides that the Issuer will pay certain expenses of the securityholders and indemnify the applicable securityholders against certain liabilities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed hereto as Exhibit B and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-39062), filed with the Securities and Exchange Commission on November 7, 2023).

CUSIP 500946108	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

ATLAS VENTURE FUND XI, L.P.

By: Atlas Venture Associates XI, L.P., its general partner
By: Atlas Venture Associates XI, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES XI, L.P.

By: Atlas Venture Associates XI, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES XI, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND II, L.P.

By: Atlas Venture Associates Opportunity II, L.P., its general partner
By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, L.P.

By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: November 13, 2023

ATLAS VENTURE FUND XI, L.P.

By: Atlas Venture Associates XI, L.P., its general partner
By: Atlas Venture Associates XI, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES XI, L.P.

By: Atlas Venture Associates XI, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES XI, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND II, L.P.

By: Atlas Venture Associates Opportunity II, L.P., its general partner
By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, L.P.

By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer